Filed by Affiliated Computer Services, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Affiliated Computer Services, Inc.
Commission File No.: 1-12665

RESEARCH INSTITUTE OUTSOURCING'S 70P TIER LANDSCAPE CONTINUES 10 RAPIDLY EVOLVE Xerox Acquiring ACS Outsourcing's Top Tier Landscape Continues to Rapidly Evolve By, Peter Bendor-Samuel, CEO Katrina Menzigian, VP Research The top tier of global outsourcing firms continues to change very quickly. On September 28, 2009, Xerox Corp. announced the acquisition of Dallas-based Affiliated Computer Services. This cash and stock transaction, valued at US$6.4 billion, comes on the heels of the acquisition of Dallas' other major independent outsourcing firm last week (Dell's acquisition of Perot Systems). Xerox's offer represents a 33 percent premium over ACS's closing stock price on Friday. Xerox Global Services With ACS, Xerox Global Services becomes a very formidable player in the business process outsourcing (BPO) segment of the outsourcing services. This acquisition culminates Xerox's efforts for nearly a decade to define its BPO play. Focused on document management outsourcing services, Xerox struggled to affect clients' business process outcomes. The combined Xerox-ACS value proposition promises to link the underlying document management technology with execution of business processes. This concept fits well with the high consumption of document processing in ACS' BPO model, enabling a set of offerings with advanced capabilities and cost models in these areas. This is especially true in further penetrating specific vertical markets, such as insurance, public sector, and healthcare, with very industry-targeted solutions. Customers of each will likely see a push to take advantage of the full set of services, including some interesting new concepts as the companies leverage their combined technologies and capabilities to create new offerings. The announced focus on tangible cost synergies suggests some aggressive restructuring of the combined entity's go-to-market model. While statements reference savings related to using ACS's BPO capabilities to drive cost savings, achieving US$300 million to US$400 million of annualized savings within several years will likely require doing some things very differently (although the stage is set for Xerox to become one of ACS' largest "customer"). ACS is known for running a lean operation, so the savings are unlikely to be substantial from overhead consolidation beyond the redundant public company activities cited. Clearly the greatest upside in the combination is the cross-sell potential into each company's respective customer base. With only 20 percent customer overlap, enormous opportunity exists. How well ACS' offerings play outside the US and the compatibility of the document and transactional BPO offerings are can make or break the near-term performance of the company. The combination establishes a very strong player in "transactional" or "operational" BPO. How Xerox leverages that position to extend into different types of BPO solutions (e.g., knowledge-based offerings) will shape the growth trajectory for the new entity.

OUTSOURCING'S TOP TIER LANDSCAPE CONTINUES TO RAPIDLY EVOLVE

Xerox is propelled into the big leagues with a robust global network of offshore delivery centers and staff, which should strengthen its services value proposition measurably.

- While leadership announced that ACS would continue to be led by Lynn Blodgett and be branded as "ACS, a Xerox company", we would anticipate a timeline for brand unification similar to HP/EDS, which culminated last week as HP Enterprise Services sunset the EDS brand. Much like the bellwether acquisitions over the past several years, Xerox/ACS will be embracing significant integration challenges related to molding product and services cultures as HP/EDS and Dell/Perot Systems face.

Industry implications

- **Quest for growth.** This acquisition continues to reinforce the fundamental driver of market forces shaping suppliers' strategies. Customers want a broader set of high quality services from fewer suppliers. As suppliers strive to grow, they are recognizing that an attractive path for expanding their market reach can be done inorganically. Establishing scale in key sectors and individual customers remains paramount.
- **Business impact focus.** As customers increasingly evaluate their technology investments against the business impact delivered, the linkages between technology and business processes grow stronger. Technology leaders such as Xerox (and Dell, HP, IBM, etc.) understand the need to drive to the finish line with clients in need of business solutions more than technology solutions.

EXHIBIT 1

Changing global supplier landscape


Changing global supplier landscape
US$ billion revenue
Hardware
Services
104[1]
118[1]
59[1]
22[1]
58.0
34.0
23.0
12.5
10.0
8.0
IBM Global Services
HP Enterprise Services
Accenture
Capgemini
Xerox Global Services (with ACS)
Dell Services (with Perot Systems)
1 Total company/combined entity revenue

Everest Research Institute www.everestresearchinstitute.com 2
ERI-2009-8-B-0368

Who's next? Pressure must be mounting on suppliers who don't want to be last to the party: Outsourcing services firms with a heritage in the traditional model have been recent targets. Choices of continuing to go it alone or join forces with product-oriented companies face Atos Origin, Capgemini, CGI, CSC, Unisys, and others. Momentum in the market may be at stake as these players sort out their direction. Recent major acquisitions further increase the pressure on India-based firms, who are dealing with historically low growth rates and protectionist sentiment in major markets. To date, the India-based firms have participated in M&A activity primarily through smaller, "tuck-in" deals or captive purchases that brought specific capabilities that would expand delivery capabilities or domain knowledge. Neither of these vectors typically provides substantial market/customer expansion of the sort demonstrated by the Xerox/ACS, Dell/Perot Systems, or HP/EDS transactions. Further, as these firms have steadily moved up into the large deals space, they have had to contend with the deeply embedded relationships of firms like IBM and Accenture. The events of the last week have created two "new" competitors whose existing client access may further shrink the room available to Indian firms. Going forward, the Indian firms need to make some bold moves to substantially up-shift their scale, market access and broaden their service offerings. Failure to act risks getting marginalized in the unfolding industry consolidation. This is particularly true for the Tier II Indian firms who may not have the scale or financial muscle of a TCS, Infosys or Wipro. New entrants into the outsourcing services market may guide the overall strategic outcome. The role that product-oriented players with fledgling services offerings play as the M&A activity heats up will be a key determinant for the industry moving forward. How the Japanese hardware-focused players (Fujitsu, Hitachi, NEC, etc.), Lenovo, Oracle, and Cisco enter the fray will shape the pace and magnitude of change. Finally, Xerox's historical services competitors must hear the wake-up call. Xerox's acquisition of ACS will likely have a profound effect on the document management services market. Different packaging of offerings and new value propositions are almost a certainty. Lexmark, Canon and — yes — HP need to react decisively — and quickly to this disruptive move in the document management space. The past week has demonstrated that combinations of services and product firms can happen. The recent acquisitions promise to drive significant value for the acquirers internally as well as for their customers going forward. Access to customers and markets appears to be increasing in importance and urgency. Suppliers that depend solely on organic growth may find themselves disadvantaged as scale becomes more and more important. While great promise exists in these combinations, success will depend on how well these product and services companies learn to speak each other's language.

About Everest Everest Group is a global consulting and research firm that comprehensively serves the outsourcing and offshoring market. An industry leader since creating the sourcing consultancy practice in 1991, Everest has earned a worldwide reputation for ongoing innovation by helping clients capture optimum value through the development and implementation of leading-edge sourcing strategies, including captive, outsourced, and shared-services approaches. We help companies create strategies and sourcing relationships that deliver total value — improving performance and results while effectively managing risks. Since its inception, Everest has forged over 600 major outsourcing relationships, advising clients on complex sourcing issues in more than 30 key business processes worldwide. Our experience spans numerous Fortune 500 clients in banking, insurance, retail, energy & utilities, healthcare, manufacturing, telecom, media & entertainment, and hospitality sectors, among others. The Everest Research Institute serves as a central source of independent and objective strategic intelligence, analysis, and actionable insight for leading corporations, suppliers, technology providers, and investors in the global outsourcing and offshoring marketplace. Our research analysts address both business process and information technology sourcing topics, providing the global outsourcing and offshoring community with information that empowers highly productive, sustainable sourcing strategies and relationships. Through a uniquely integrated consulting and research delivery model, Everest offers its clients the flexibility and scalability to support a broad scope of business situations, client needs, and project requirements. Service offerings range from comprehensive support for critical initiatives to modular support for ad hoc inquiries. Everest is headquartered in Dallas, Texas, and has offices in New York, Toronto, London, Amsterdam, New Delhi, Melbourne, and Sydney. For more information, please visit

Forward-Looking Statements

This document contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “should” and similar expressions, as they relate to us, are intended to identify forward-looking statements. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially.  These factors include but are not limited to: the unprecedented volatility in the global economy; the risk that the future business operations of the Company will not be successful; the risk that we will not realize all of the anticipated benefits from our transaction with Xerox; the risk that customer retention and revenue expansion goals for the Xerox transaction will not be met and that disruptions from the Xerox transaction will harm relationships with customers, employees and suppliers; the risk that unexpected costs will be incurred; the outcome of litigation (including with respect to the Xerox transaction) and regulatory proceedings to which we may be a party; actions of competitors; changes and developments affecting our industry; quarterly or cyclical variations in financial results; development of new products and services; interest rates and cost of borrowing; our ability to protect our intellectual property rights; our ability to maintain and improve cost efficiency of operations, including savings from restructuring actions; changes in foreign currency exchange rates; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters in the foreign countries in which we do business; reliance on third parties for manufacturing of products and provision of services; and other factors that are set forth in the “Risk Factors” section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other sections of our 2009 Annual Report on Form 10-K and Xerox’s 2008 Annual Report on Form 10-K and Quarterly Report on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009 filed with the Securities and Exchange Commission. The Company assumes no obligation to update any forward-looking statements as a result of new information or future events or developments, except as required by law.

Additional Information

The proposed merger transaction involving the Company and Xerox will be submitted to the respective stockholders of the Company and Xerox for their consideration.  In connection with the proposed merger, the Company will file a joint proxy statement with the SEC (which such joint proxy statement will form a prospectus of a registration statement on Form S-4 that will be filed by Xerox with the SEC).  The Company and Xerox will each mail the joint proxy statement/prospectus to its stockholders.  The Company and Xerox urge investors and security holders to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information.  You may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about the Company and Xerox, without charge, at the SEC’s Internet site (http://www.sec.gov).  Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, when available, without charge, from the Company’s website, www.acs-inc.com, under the heading “Investor Relations” and then under the heading “SEC Filings”.  You may also obtain these documents, without charge, from Xerox’s website, www.xerox.com, under the tab “Investor Relations” and then under the heading “SEC Filings”.

The Company, Xerox and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective stockholders of the Company and Xerox in favor of the merger.  Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective stockholders of the Company and Xerox in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.  You can find information about the Company’s executive officers and directors in its definitive proxy statement filed with the SEC on April 14, 2009.  You can find information about Xerox’s executive officers and directors in its definitive proxy statement filed with the SEC on April 6, 2009.  You can obtain free copies of these documents from the Company and Xerox websites using the contact information above.